Mail Stop 4561

July 20, 2006

VIA USMAIL and FAX (650) 343-7438

Mr. Brian Peay
Chief Financial Officer
Glenborough Realty Trust Incorporated
400 South El Camino Road, Suite 1100
San Mateo, California 94402-1708

      Re: **Glenborough Realty Trust Incorporated**
            Form 10-K for the year ended 12/31/2005
            Filed on 3/30/2006
            File No. 001-14162

Dear Mr. Brian Peay:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            Robert Telewicz
            Senior Staff Accountant